Exhibit99.1

BAJA MINING
CORP

We're building...

confidence

insight

quality

infrastructure

value

teamwork

sustainability

growth

trust

dedication

2009
Annual Report

GROVE

Annual General Meeting

The Annual General Meeting of the shareholders of Baja Mining Corp. will take place at 2 pm, Wednesday, May 12, 2010, in the Waddington Room of The Fairmont, Hotel Vancouver, 900 West Georgia Street, Vancouver, BC. Members of Baja's senior management team and Board of Directors will be in attendance.

All shareholders are encouraged to attend in person or vote their shares by proxy.

Information related to the meeting is available in the Baja Information Circular, which can be found at www.bajamining.com/AGM or on SEDAR at www.sedar.com.

Table of Contents

Corporate Highlights and Future Plans.......3
President's Message.......5
Vision, Mission and Corporate Principles.......7
Project Development.......9
Metals and Resources.......12
Social and Environmental Responsibility.......15
Management's Discussion and Analysis.......17
Consolidated Financial Statements.......33
Corporate Information.......IBC

2009 Baja Mining Annual Report	1
We’re building

It’s time.

We have tightened our schedules, optimized our planning and engaged our contractors. The slowdown that was imposed by last year’s economy may prove an advantage: thanks to the additional preparation, the project will be more efficient and cost effective.

Now, it’s time for building.

Introduction

We're [illegible] progress

Underground equipment stands-by ready to start when mining activities commence at Boleo. This underground wheeler loader known as a "Load-Haul Dump" (LHD) was used during the Boleo test mining and has been maintained on a regular basis since.

2009 Baja Mining Annual Report	3
We’re building

Corporate Highlights and Future Plans

February 2009 – Company progress
We took the opportunity provided by the construction slowdown to make significant progress in our detailed engineering plans, and to continue on phase 1 of the construction camp and desalination plant. We worked with our Korean partners to develop a new project schedule, and with our financial advisors to re-build a financial package for the construction of Boleo.

May 2009 – EPCM contractor selected
We selected an experienced contractor to perform engineering, procurement and construction management (EPCM) for Boleo. In Phase I of the project, an open book capital cost estimate and project construction schedule was developed. Phase II will include the engineering, procurement and construction management necessary to bring Boleo into production.

June 2009 – Mike Shaw appointed as Chief Operating Officer
Initially, our VP Construction and Engineering, Mr. Shaw brings us over 38 years of experience in the mining and metals industry, including 25 years in project engineering and construction management. He was instrumental in the engineering, construction and startup of many copper, gold and nickel projects, including Tiomin Resources Inc.’s Cerro Colorado copper deposit in Panama and Apex Silver Mines Corporation’s San Cristobal zinc/lead/silver mine in Bolivia.

June 2009 – Successful testing of manganese processing technology for Boleo
Testing performed at the University of British Columbia’s Hydrometallurgy Research Laboratory demonstrated that manganese metal can be manufactured from Boleo manganese carbonate using conventional hydrometallurgical processing. The tests were supervised by Dr. Thomas Glück, Baja’s Manager Process Technology and Dr. David Dreisinger, Baja’s Vice President – Metallurgy.

September 2009 – Baja commenced trading on OTCQX
Baja now trades on the Pink OTC’s most prestigious tier, OTCQX International. We expect to benefit from being listed alongside many internationally respected corporations, and from greater exposure in American capital markets.

October 2009 – Power equipment mobilized
The steam turbine and generator set for the Boleo mine’s electricity co-generation facility was mobilized from Siemens’ manufacturing plant in the Czech Republic to its holding destination in Houston, Texas. Equipment will be mobilized to Boleo once construction resumes.

January 2010 – Baja confirms robust economics of Boleo
Updated capital cost estimates confirmed the strong economics of the Boleo project, with an after-tax IRR of 25.6% (based on 100% equity), a NPV of 1.306 billion (8% discount), and an average life-of-mine cash cost of negative $0.29/lb of copper, net of by-product credits. The estimated remaining US$889 million capital cost includes Engineering, Procurement, Indirects, Construction Management, Owner’s Costs, and contingency, and excludes leased equipment. The re-estimate provides a strong foundation for completing construction financing and re-commencing construction of the mine and processing facility.

Corporate Highlights and Future Plans

We're building...

success

The sun rises over the harbour in Santa Rosalia. The active harbour is home to squid fishermen, tourist boats and soon, to the North, Baja's marine terminal.

2009 Baja Mining Annual Report	5
We’re building

President’s Message

Every year, as I write this report, I look back and reflect on our messages of previous years. Even though this year was marked by delays caused by the fallout from the global financial crisis, I am nonetheless astounded at the progress we have made, the objectives we have met, and the changes that have come about. This year’s achievements can be seen as building blocks that are now in place to enable us to advance toward the ultimate goal of production.

As a result of our 2008 sale of interest in the Boleo project to the Korean Consortium, we started with a very strong balance sheet including $69 million in cash, cash equivalents, receivable and prepaid expenses. This position allowed us to maintain critical long-lead equipment items such as the turbine and generator (TG) set for our electrical co-generation plant associated with the generation of acid by burning sulphur. The TG set was completed by Siemens in late 2009, and delivered from their Czech Republic plant to a storage facility in Houston, Texas, pending delivery to site when required.

To the end of 2008, we have expended (with our Korean Partners) approximately US$144 million toward development of the mine and hydrometallurgical facility.

In May of 2009, we retained the leading industrial engineering and construction company in Mexico, a company that specializes in engineering, procurement, maintenance and construction of industrial plants for the gas, oil, chemical, petrochemical, automotive, power, manufacturing, mining and telecommunication sectors. To prepare an open book capital cost estimate and project construction schedule, which was released in January 2010. This estimate forms the basis for an engineering, procurement and construction management (EPCM) contract that is currently being finalized for the completion of detailed engineering for the Boleo project and the procurement and construction management for the development and construction of the project.

We also awarded three major “vertical packages” with an approximate overall value of US$200 million, with three separate engineering firms for the design, engineering, procurement and supervision of construction of (a) a plant for the production of 2400 tonnes per day of sulphuric acid, with co-generation of approximately 41 megawatts of power; (b) the solvent extraction, ion exchange and electrowinning plants for the production of copper cathode (metal), cobalt cathode and zinc sulphate; and (c) the ore and limestone crushing, and comminution plants and the high density thickeners used for solid liquid separation.

We continue to build our personnel on site and in our head office in Vancouver. In Santa Rosalia, our onsite staff has grown to approximately 50 people, including our Vice President of Construction and Chief Operating Officer, Mike Shaw. He and his wife recently moved into a house in Santa Rosalia that they bought and renovated. Mike Laflamme, the Business Manager for our Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (MMB), and his wife have also bought a home in Loreto, Baja California Sur.

Our Vancouver team is approximately 30 strong, although our procurement and engineering group spend the majority of their time in the southern California design office of the EPCM contractors.

We are targeting the second half of 2010 to re-activate construction at the project site. In order to accomplish this, we need to finalize negotiations for the debt facilities for the project, complete the remaining equity requirements, and negotiate and execute offtake agreements for a minimum of 70% of copper and cobalt production. In 2008 we had negotiated first mortgage debt facilities with two banks for a total of US$665 million plus a further $100 million of subordinated debt. While we continue to communicate with commercial banks that are active in the mining sector, our perception is that the bank syndication market remains difficult. We do not feel that we could meet our requirements based on commercial bank debt capacity alone.

President’s Message

6	2009 Baja Mining Annual Report
We’re building

Accordingly, in mid-2009, we commenced discussions with a number of export credit and development agencies. These are government entities that typically, but not exclusively, provide financing to projects based upon the value of goods or services being provided from such country. Several of these export agencies are well advanced in completing due diligence on the Boleo project and the project sponsors (Baja and the Korean consortium).

We remain cautiously optimistic that we will be able to finalize the required debt facilities with a consortium of banks, consisting of several commercial banks and export credit agencies, such that the EPCM contractor will be able to re-activate site construction in the second half of this year.

An agreement was executed in 2008 with the Korean consortium for the provision of $50 million of subordinated debt to the project on behalf of the Company. This debt facility remains in place. In addition, we expect to execute a loan agreement for the previously agreed additional $50 million of subordinated debt (to our 70% owned Mexican subsidiary) at or prior to execution of the first mortgage debt facilities. The combination of these two subordinate debt facilities will have the effect of reducing Baja’s equity requirements by US$85 million.

In addition to the above facilities, we are optimistic that we will be able to arrange further funding as part of offtake arrangements, with a number of parties expressing interest in securing metals offtake.

To ensure we maintain the maximum flexibility in our funding, we have filed a multi-jurisdictional base shelf prospectus with regulators in Canada and the United States. Once this document has been accepted for filing by regulators, it permits the Company to proceed with a preliminary short form prospectus at any time within a 25-month period, for a public offering of securities on seven-day’s notice to such regulators.

We believe that, with these financial building blocks in place, we can move forward with construction, and following that, mining operations. I look forward to discussing these further at the upcoming Annual General Meeting.

/s/ John Greenslade

President, CEO & Director
Baja Mining Corp.

President’s Message

2009 Baja Mining Annual Report	7
We’re building

Vision, Mission and Corporate Principles

Vision Statement
Baja Mining Corp. will be a successful global mining company to the benefit of all stakeholders through responsible, sustainable, and innovative development.

Mission Statement
The Mission of Baja Mining Corp. is to:

  Successfully finance, construct, and operate the Boleo Project in an environmentally, economically, and socially responsible manner;

  Utilize revenues from Boleo to identify, acquire, and develop other resource opportunities;

  Foster and harness innovation through our belief in our people and our projects;

  Continually strive to add value to stakeholders – shareholders, employees, community, authorities, NGO’s, suppliers, and customers.

Corporate Principles
Apply ethical behavior in all business and community relationships.

Conduct operations in an environmentally, socially and economically sustainable manner.

Provide a working environment where all safety and health hazards are identified and eliminated or controlled.

Support local communities near its operations, where our employees and their families reside, engaging in community activities and providing resources that enhance quality of life.

Foster regular, open and honest dialogue to establish and build a bond of trust and credibility between the company and its stakeholders.

Provide a workplace free of discrimination in which all employees can fulfill their potential and will be treated fairly and respectfully.

Continually enhance stakeholder value.

Vision, Mission and Corporate Principles

We're building...

growth

The Boleo Site –
The growth of the workers camp is visible and will house up to 2500 workers once complete. The Boleo process plant will be built in the foreground of this photo – a stone's throw from the Sea of Cortez.

2009 Baja Mining Annual Report	9
We’re building

Project Development

Construction
As 2008 drew to a close, in the midst of the global collapse of credit markets, we suspended construction of the Boleo project with plans for an efficient re-start as soon as conditions would permit. The remainder of 2009 was dedicated to advancing the engineering, planning and permitting that would be required as soon as we could re-start financing and, ultimately, project construction in 2010.

The construction camp was carefully mothballed. With the first phase of the camp 75% complete, any materials that were not installed were catalogued and stored. Some engineering proceeded, early in 2009, primarily in support of permitting and environmental activities.

Early first quarter saw the re-bidding of EPCM services. It was recognized that the capital and operating cost information available as of late 2008 would be dated, and likely not acceptable to initiate financing. The cost re-estimate was prepared, and the project execution in an EPCM format was competitively bid to world-class candidates, and a contract is being finalized.

A project execution plan was developed. According to the plan, the first steps will be managed from the EPCM contractor’s offices in San Francisco, supported by Mexico City, with a gradual shift of emphasis to Mexico City as the project progresses. A first-class team of professionals was established in both offices to manage and execute the work.

During the phase 1 re-estimate of CAPEX and OPEX, the detailed engineering design was advanced and solidified on all areas of the plant and infrastructure, notably the marine terminal, where raw materials and supplies will be received, and from which finished products will be shipped.

In late 2009, Santa Rosalia was hit by Hurricane Jimena. Damage to MMB assets was minimal, but lessons were learned in emergency response and hydrology design, which may prove valuable in the future.

As the year drew to a close, the project team was busy supporting the financing effort and preparing for an exciting re-start of the project in 2010.

Engineering
Over the year, the Company moved from Engineer and Procure (EP) contracts, to a more comprehensive EPCM approach. Much of the first quarter was devoted to evaluating and adjudicating the bids received from four contractors, prior to making a final decision.

We also took the opportunity to re-assess a number of crucial tradeoffs resulting from changing conditions. The first was a comparison study of the advantages of overland conveyors vs. haul trucks for transporting mined ore from the mine portals to the processing plant. The study resulted in a decision to proceed with haul trucks as they presented the lower capital cost option in the early years, with greater flexibility for mining and stockpiling of ore. The trade-off study also compared various truck configurations, and resulted in a decision to move ahead with non-rigid narrow-body units, which require narrower, and therefore lower-cost, road infrastructure.

Owing to changing market conditions with regard to sulphur supply, a trade-off study was carried out comparing the original intention to barge liquid sulphur from Guaymas to the discharge of prilled sulphur by self-unloading ships onto litering barges at the site. Litering was ultimately chosen as it provides a cheaper source of sulphur with more flexibility and security of supply, with an added bonus of lower shipping costs. The incoming ships will also bring partial loads of soda ash.

Project Development

10	2009 Baja Mining Annual Report
We’re building

Supply Chain
In 2009, the Supply Chain group was merged into the newly-formed Business Department in our Mexican subsidiary, to combine activities and responsibilities of Supply Chain (Procurement, Contracts, Logistics); Accounting; Camp and Site Management, including Security and Information Technology (under the direction of Baja’s IT department); and site Risk Management.

A Memorandum of Understanding (MOU) was executed with an internationally recognized EPCM contractor as the basis for the EPCM contract. In the MOU, we used input from various suppliers to re-estimate and optimize the project’s capital and operating costs.

We also reassessed the logistics of delivering equipment and supplies to the mine site, and shipping product from the site. This resulted in significant reductions in capital and operating costs.

In cooperation with Baja’s finance department and its financial advisors, Endeavour Financial, our Business Department prepared a report that identified the country-of-origin for the equipment and services required to construct the Boleo project. This report has assisted in determining eligible expenditures for debt financing from various export credit agencies, which provide loans based on the magnitude of purchases made and content from within their countries.

As part of the project’s due diligence, a Risk Assessment and Management plan was developed, using industry standard methodology. The plan was facilitated by our insurance advisors, AON Reed Stenhouse, working directly with our business group.

Mining
The mining group took advantage of the project’s slowdown to implement several improvements. We clarified the planning of mine operations, detailed our start-up schedules, finalized critical equipment specifications and pricing, and sharpened our short-term organizational development goals and needs. These activities have set the stage for a quick, efficient start-up of mining activities, anticipated later this year.

Our mine operating plans are now better aligned with an updated geologic resource model, and with our short-term focus on mining higher-grade copper. We have developed an optimized mining schedule for surface and underground mining.

Upon completion of construction financing, the mine group will engage on an aggressive schedule of organized development, leading to surface and underground mining operations within 12 months of the start date. The schedule has been developed with week-by-week detail, allowing us to identify and work around activity conflicts, limited resources, and priorities.

Information Technology
In the fall of 2009, we expanded the Information Technology group in anticipation of the increased information requirements associated of an operating mine. The mandate of this team of business and technical professionals is to design and implement a management information system, using best practices, to address the Company’s key functional areas. The goal of this system is to provide the informational support required by all levels of management and operations, as we successfully develop the Boleo project and future mining opportunities.

Project Development

2009 Baja Mining Annual Report	11
We’re building

The technical infrastructure supporting this system will be comprised of leading, yet proven technologies, to ensure a secure, robust infrastructure, that is scalable and flexible to allow for future growth. We will establish a telecommunications network to enable consistent connectivity between our Vancouver head office, the Boleo mine site, and our satellite locations in Mexico City and Santa Rosalia.

Human Resources
Our Human Resources (HR) team has devoted considerable time and energy in researching best practices. They have consulted outside experts, obtained senior management’s input, and begun developing strategies, policies and practices to support the Boleo project’s success.

Our recruitment strategy was created with an awareness of the multicultural environment in which we operate, and of the role that cultural adaptation plays in the workplace. We have identified supplementary programs to assist us in providing employees with the tools they need to effectively adapt to new cultures, to relate to one another, and to quickly create effective teams.

Bearing in mind the large number of workers that the Company will require, our priority has been to envision the culture that would cradle our workforce at Baja and its subsidiaries. Hence, we proceeded to identify the behaviors that our future employees must demonstrate on the job. Such behaviors have been translated into competencies and such competencies have since become our guidepost while developing recruitment strategies and policies, performance management programs and training and development initiatives for our workforce.

The HR team participated actively in the project cost re-estimate, and in the development of staffing plans, by providing up-to-date labour market data and forecasting future recruitment campaigns based on the skill base of our employees. As a result, we are fully aware of the milestones that lay ahead and the contributions expected of us.

Governance
The Baja team is committed to upholding the highest standards of personal and business ethics, to improving existing high level communication and internal control policies, and to maximizing stakeholder value.

We proudly implemented our mission and vision statements and rewrote our corporate principles. These statements and principles were created with the collaborative efforts and influence of all our employees, and provide the guidance and vision for our business going forward. We continue to amend and update the governance policies and procedures that were implemented in 2008. To ensure compliance and understanding of all of our employees, we are working towards creating policies in Spanish as well as English.

The past year provided a platform for change and improvement of many of our governance frameworks and structures, and we look to 2010 and continued improvement, to ensure that we are prepared for rapid growth as construction ramps up.

Project Development

12	2009 Baja Mining Annual Report
We’re building

Metals and Resources

Geology
The Geology group used 2009 to update the mineral resource and carbonate resource models in order to prepare for production. These models are required for both underground and surface mine planning. Wardrop Engineering Ltd had been engaged to produce the new resource estimate and the new carbonate model was created by Baja geology staff. Both models incorporated all new drill hole and trench data completed since the April 2007 when the last resource model was published.

The new resource model was used by Agapito Associates Inc. to produce new mine plans for the current 23 year mine life which allow for the mining of plus 2% Cu over the first six years of production.

A carbonate model was created to provide a better estimate of the carbonate resources required for acid neutralization in the process plant. A total of 24.3 million tonnes has been modeled grading 56% calcium carbonate.

Manganese & Metallurgical Process Update
We employed last year’s construction delay to address our future metallurgical opportunities and requirements. A series of detailed engineering and laboratory explorations showed that our projected plant operating costs are quite close to the estimates in our 2007 definitive feasibility study, and do not compromise the capabilities of the process.

In a key development, we optimized the direct solvent extraction (DSX) process, following recommendations that came out of pilot plant testing at SGS Lakefield. Investigations conducted in laboratories at the University of British Columbia (UBC) explored adjustments to the composition of the extractant used to separate zinc and cobalt from manganese in process solutions. The outcomes of these tests have made it possible for us to reduce our first-fill and top-up requirements for the extractant during operation. We are continuing with further laboratory work to ensure that these test outcomes can be incorporated into the plant design.

Progress was also made on establishing metallurgical management systems for future operations. These will facilitate the transition from the construction phase to full operations in the Boleo process plant.

We also saw progress on work defined in the strategic manganese framework and development program. A large part of this was bench scale test work, conducted at the UBC laboratories, into the electrowinning of manganese metal using manganese carbonate produced in the SGS Lakefield pilot plant. The UBC lab successfully produced electrolytic manganese metal under well-controlled conditions. They extended their work into addressing some of the key factors that are required to operate a commercial-scale manganese electrowinning cellhouse. As a direct result, a circuit was established for a simplified electrolytic manganese metal production process that produces significantly less waste than conventional ore-based production technologies. The UBC lab now plans to conduct intermediate-scale cell test work that is designed to validate the laboratory process design for plant design.

The progress seen at the UBC labs has made it possible for us to advance our plans to establish a commercial-scale manganese metal production facility at a suitable location. We are currently preparing to conduct an engineering study into the capital and operating costs for manganese metal production.

Metals and Resources

2009 Baja Mining Annual Report	13
We’re building

Underground Proven and Probable Reserves
Underground Reserves			Cu%	Co%	Zn%	Mn%
Class		tonnes x106
Proven		29.8	1.69	0.08	0.46	2.38
Probable		37.6	1.34	0.07	0.69	3.36
Total		67.4	1.49	0.07	0.59	2.93

Open Cut Proven and Probable Reserves
Open Cut Reserves			Cu%	Co%	Zn%	Mn%
Class		tonnes x106
Proven		11.1	0.75	0.10	0.37	2.74
Probable		6.5	0.70	0.07	0.48	3.08
Total		17.6	0.73	0.09	0.41	2.87

Block Model Resource Estimates
	Cut-off CuEq	Tonnes (10 6)	Cu (%)	Co (%)	Zn (%)	Mn (%)	CuEq (%)
	(%)
Measured	0.50	85.82	0.82	0.074	0.50	3.04	1.59
Indicated	0.50	178.86	0.74	0.053	0.71	3.32	1.46
M+I	0.50	264.67	0.76	0.060	0.64	3.23	1.50
Inferred	0.50	159.85	0.47	0.045	0.70	2.93	1.15

Pseudo-seam Model Resource Estimates
	Cut-off CuEq	Tonnes (10 6)	Cu (%)	Co (%)	Zn (%)	Mn (%)	CuEq (%)
	(%)
Measured	0.50	60.67	1.07	0.083	0.52	3.19	1.89
Indicated	0.50	129.37	0.89	0.056	0.73	3.38	1.63
M+I	0.50	190.04	0.94	0.065	0.66	3.32	1.71
Inferred	0.50	95.35	0.60	0.050	0.76	3.13	1.33

Metals and Resources

We're building...

sustainability

Pelicans are only one of the many species co-habituating in Santa Rosalia – we respect the community in which we work and strive to develop our project in a sustainable and responsible manner.

2009 Baja Mining Annual Report	15
We’re building

Social and Environmental Responsibility

Highlights
Despite construction slowdown, 2009 was a busy year for the Sustainability group, which includes Environment, Community Engagement, and Safety and Health. We updated our Environmental and Social Action Plan and complemented it with broader definition of future programs. Effort of this kind helps the Company to ensure full compliance with the Equator Principles and the related International Finance Corporation performance standards.

Community and Social Development
We inaugurated the Community Relations Office, located in downtown Santa Rosalía. This office is the center for our interactions with the community, and our logbook shows regular visits. As part of our program of cooperation, we completed construction of El Gato and officially presented it to the Municipality. This facility complies with all applicable Mexican regulations and standards and it is one of the first ones constructed in the State of Baja California Sur.

We are participating in the design and implementation of the Environmental Ordinance Plan (POEL) for the State of Baja California Sur. The POEL identifies the natural vocation for each region and provides an opportunity for a positive interaction between mining, tourism, fishing, agriculture, livestock, and historical preservation.

Safety and Health
In 2009, MMB continued our committed support of the community during emergencies. Hurricane Jimena tested both our abilities and our fortitude, and our fire brigade was busy throughout the year helping the community. We also further developed our fledgling safety department through classroom and practical training.

Biodiversity Preservation and Pollution Control
Our Flora and Fauna Relocation program continued with the construction of a second shade house. Survival of relocated species continues to be promising.

In full compliance with our commitments, we honored full payment of the first two special warrants (2009 and 2010) that were granted to the National Commission for Natural Protected Areas (CONANP) to support preservation programs at El Vizcaino. During 2009, we renewed our ongoing efforts to establish an environmental baseline that will allow us to assess the possible impact of the project on the ecosystems as per selected performance indicators.

Disclosure and Communication:
As part of the planned 2008/2009 project slowdown, we enhanced our communications efforts with the people of Santa Rosalia to explain that the slowdown was forced by external factors and that the project was sound enough to be promptly reactivated once world financial conditions improved. We met with selected focus groups in the community and we kept open communications channels with Municipal, State and Federal authorities on an ongoing basis.

Permitting and Compliance
Despite our official slowdown status, work continued on the many reports, permits, concessions, and authorizations needed to keep the project moving forward. Major efforts were dedicated to keep the authorizations for the project valid during the slowdown period. A significant milestone was achieved with the issuance of the Federal Concession that allows us to occupy and use the Federal Terrestrial Maritime Zone adjacent to the site of the projected maritime transport facility. This is a long lead transaction and an essential pre-requisite for the marine terminal construction.

Social and Environmental Responsibility

We're building...
value

Boleo is a rich deposit, the minerals visible to the naked eye. This is Boleo's Manto 3 mineralization showing chrysocolla, a copper mineral (green), pyrolusite, a manganese mineral (black) and limonite, an oxide of iron (light brown).

MD&A and Notes to the Consolidated Financial Statements

Management's Discussion and Analysis.......17
Consolidated Financial Statements.......33
Management's Responsibility for Financial Reporting.......33
Independent Auditors' Report.......34
Consolidated Balance Sheets.......36
Consolidated Statements of Operations and Comprehensive Loss.......37
Consolidated Statements of Changes in Shareholders' Equity.......38
Consolidated Statements of Cash Flows.......39
Notes to the Consolidated Financial Statements.......40

2009 Baja Mining Annual Report	17
We’re building

Management’s Discussion and Analysis

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2009. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2009, all of which are available on the SEDAR website at www.sedar.com. Expressed in Canadian dollars, unless stated otherwise. This MD&A is current as of March 26, 2010.

NATURE OF BUSINESS

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and development of its El Boleo copper-cobalt-zinc-manganese deposit (the “Project”, “Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V. (“Invebaja”), which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest from Invebaja in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, at some point, manganese - probably as manganese carbonate.

OVERALL PERFORMANCE

Corporate Outlook
Baja was able to achieve key objectives set for the Boleo Project in 2009:

  Selected our Engineering, Procurement and Construction Management (“EPCM”) contractor; and

  Completed a revised independent capital cost estimate and project schedule.

Additionally Baja completed the following strategic development activities and initiatives:

  Updated operating costs;

  Updated resource estimates;

  Updated mine plans and scheduled mining for 25 years.

  Completed 75% of the Phase 1 1,000-worker construction camp on site;

  Installed a desalinization plant to service the construction camp;

  Moved initial complements of materials and equipment to site;

  Maintained site security and services with all equipment and buildings in working order;

  Conducted geotechnical drilling for placement of the tailings dam;

  Investigated sourcing of raw material supplies including sulphur;

  Continued work on reducing the technical risk at Boleo;

  Upheld its commitments on long lead-time equipment;

Management’s Discussion and Analysis

18	2009 Baja Mining Annual Report
We’re building

  Continued its recruitment of key individuals at site;

  Opened an office in the nearby town of Santa Rosalia to facilitate good community relations and efficient project development;

  Advanced work to enable a decision to initiate manganese production once mining has commenced and the plant is up and running; and

  Advanced corporate infrastructure, controls and management information systems.

The updated capital cost estimate was published on January 15, 2010 and a corresponding updated NI 43-101 report was filed on March 5, 2010. Baja remains dedicated and committed to achieving the remaining Project objectives of:

  Negotiating and finalizing key project contracts, including establishing a target price for the EPCM contract;

  Arranging senior and subordinated project debt financing; and

  Continuing development and resuming construction on the Boleo Project

Baja has now signed a Memorandum of Understanding (which includes the commercial terms of the reimbursable EPCM contract) with our EPCM contractor and looks to complete the EPCM contract shortly. The Baja project team is now focused and working with the EPCM contractor to complete the detailed engineering and prepare for the construction restart, following completion of the project financing.

Baja and its financial advisors Endeavour Financial International Limited (“Endeavour”) crafted a finance strategy for the project following the 2008 credit crisis. Activities in 2009 were focused on ensuring all project information was updated. Recognizing the fundamental shift in project finance alternatives, Baja and Endeavour concentrated their efforts on export credit agencies, which have continued to look positive. As credit markets improved, commercial lending interest in Boleo has grown; however, opportunities in the traditional project debt underwriting market remain constrained. Nevertheless, with these fundamental building blocks all now in place, the Company looks to complete the project financing package in 2010.

Baja has worked throughout 2009 to allocate adequate resources to complete corporate goals while monitoring cash expenditures against budgets, and limiting additional future commitments. Baja maintains its investment policy, and continues to invest its current cash reserves, the majority in US dollars (received from the sale of its 30% interest in MMB), in guaranteed investment certificates with our Canadian chartered bank, Scotiabank.

CURRENT DEVELOPMENT IN THE QUARTER ENDED DECEMBER 31, 2009

Engineering Update
In April 2009 the Company appointed an EPCM contractor for the Boleo Project. Phase I of the work scope consisted of the preparation of a revised independent capital cost estimate and revised project schedule.

Phase II will include all aspects of engineering, procurement and construction management necessary to bring the project into production.

On January 15, 2010, the Company announced that the updated capital cost estimate and economic model confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return (IRR) of 25.6% based on 100% equity. The Project is expected to have minimum scheduled mine life of 25 years, resulting in a NPV of $1.306 billion using an eight percent discount rate and an average life of mine cash cost of negative $0.29/lb for copper, net of by-product credits (using SEC Guideline prices).

The mine plan is based on average annual production, for the first six years of full production, as follows:

•	Copper cathode:	56,697 tonnes

•	Cobalt cathode:	1,708 tonnes

•	Zinc sulphate monohydrate:	25,364 tonnes

The total project cost remaining, including Engineering, Procurement, Indirects, Construction Management, Owner’s Costs, and an 11.6 % overall Contingency, but excluding leased equipment, was estimated to be US$889 Million.

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	19
We’re building

In addition to completing Phase I, engineering continues with interim detail engineering until Phase II commences upon completion of the project financing.

Construction Update
The Company continues to staff its Santa Rosalia office and the Boleo site, and ensure security for existing assets.

Baja’s strategic decision to continue with vital long-lead equipment resulted in the mobilization of a steam turbine and 46 Megawatt generator from Siemens’ manufacturing plant in the Czech Republic to its holding destination in Houston, Texas. It will be moved to the Boleo site once construction on the process plant begins, where it will be installed as part of an electric co-generation facility. The co-generation facility harnesses the energy, generated within the sulfuric acid manufacturing process, to drive a steam turbine that will provide the majority of the power required for operations at Boleo.

The Company has not entered into any significant new project procurement commitments during the fourth quarter of 2009, while the majority of suspended purchase commitments have been scheduled to resume with construction recommencement. As a result, the Company expects further preliminary mobilization of equipment upon the completion of construction financing.

Construction Financing Update
The Company and Endeavour, continued working to implement an optimum financing package for construction of Boleo. The Company has focused on export credit agencies but also has had significant interest from commercial banks. The Company and some key lenders have begun negotiations on a senior debt facility. As the lenders continue to review the updated capital cost estimates, corporate information and key independent reports, Baja continues working diligently on this process in anticipation that it will be able to announce details of the Company’s progress in the near future.

No formal debt commitments have been obtained as of yet and despite the efforts of management and the Company’s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and, if required, equity financings, and to successfully construct and develop the Boleo Project.

SELECTED FINANCIAL DATA

The following annual and quarterly financial information is prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars (“$” or “Cdn$”).

Annual information
The three most recently completed fiscal years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Total revenue ($’000)	$-	$-	$-

Loss for the year ($’000)	$(7,920)	$(2,293)	$(11,112)

Basic and diluted loss per share for the year	$(0.06)	$(0.02)	$(0.09)
Total assets ($’000)	$180,932	$198,385	$54,673
Total long-term liabilities ($’000)	$46,674	$51,130	$753

Quarterly information
The eight most recently completed quarters prior to December 31, 2009:

	Q1 Mar 31, 2008	Q2 Jun 30, 2008	Q3 Sep 30, 2008	Q4 Dec 31, 2008	Q1 Mar 31, 2009	Q2 Jun 30, 2009	Q3 Sep 30, 2009	Q4 Dec 31, 2009

Total revenue ($‘000)	$-	$-	$-	$-	$-	$-	$-	$-
(Loss)/earnings for the period ($‘000)	$(371)	$(1,174)	$(1,311)	$562	$(1,629)	$(1,869)	$(2,532)	$(1,890)
Basic and diluted (loss)/earnings per share for the period	$(0.00)	$(0.01)	$(0.01)	$0.00	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Management’s Discussion and Analysis

20	2009 Baja Mining Annual Report
We’re building

The significant changes in quarterly earnings (losses) reflect the Company in development and then into early construction during the second quarter of 2008. The Company continued development and construction of the project until the October 29, 2008 slow-down and delay. This significantly increased the carrying value of mineral properties through investment in infrastructure and long-lead equipment. For the period that the Company continued with project development, significant operating costs were incurred due to the extent of project activity. During the fourth quarter of 2008 the Company held a significant amount of US dollars and has experienced a significant foreign exchange gain, on its US$-denominated net financial assets, that resulted in earnings during that period.

As the Company continued with strategic development initiatives during 2009, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during the year, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter. These expenses were partly offset by foreign exchange gains, as the Canadian dollar strengthened against the US dollar at the same time that the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments.

RESULTS OF OPERATIONS

Comparison of December 31, 2009 to December 31, 2008

Operations
Although the Company significantly reduced site activities during the year, operating costs increased significantly in support of the strategic development activities undertaken during the year (as referred to in the “Corporate Outlook”). The cost of these strategic development activities itself are reflected in the additions to mineral properties which during the year were $29.285 million, resulting in a cumulative balance of $155.647 million as at December 31, 2009.

The Company currently has no revenue generating activities other than interest income.

Expenses
For the year ended December 31, 2009, the Company recorded a loss after income tax of $7.92 million ($2.293 million in 2008), or loss per share of $0.06 (loss of $0.02 per share in 2008). Significant variances are outlined as follows:

  Stock-based compensation: $1.583 million ($0.822 million in 2008) - resulted from options granted during the period, as well as the re-pricing of 9,430,000 outstanding stock options. All outstanding stock options with exercise prices above $0.40 were re-priced to an exercise price of $0.40 per share. This re-pricing was approved by shareholders at the Company’s annual general meeting in May 2009;

  Wages and subcontract: $2.204 million ($1.341 million in 2008) – the increase reflects certain severance costs and the continued efforts by management to hire exceptional personnel to ensure that the resources that will be needed once the Company re-commences full-scale development and construction, are available. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees at year-end, in accordance with local labour regulations;

  Amortization and accretion: $0.792 million ($0.596 million in 2008) – the increase is mainly due to the accretion of the refundable deposit liability which is repayable based on a production decision to be made with regards to manganese;

  General and administration: $0.922 million ($1.152 million in 2008) – the decrease is the result of a reduction in administration and travel during the period, which correlates with the construction slowdown; and

  Research: $0.238 million ($0.061 in 2008) – the increase in evaluation and research relates entirely to the work conducted on the manganese production project.

Other items

  Foreign exchange gain: $1.412 million ($3.802 million in 2008) – During 2008 the Company held significant amounts of US dollar-denominated cash and cash equivalents following the sale of the 30% interest in MMB. At the same time, the Canadian dollar devalued against the US dollar by more than 20%. During the year ended December 31, 2009, the Canadian dollar regained some ground against the US dollar, while the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities in 2009;

  Loss on sale of property, plant and equipment: $1.454 million (gain of $0.307 million in 2008) – Resulted from the sale of electrical generators during the period. Although the equipment was originally intended for installation at the Boleo Project, management determined that it no longer met project requirements. During the equivalent period in 2008, the Company sold older mining equipment used in the test mine program for a significant gain;

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	21
We’re building

  Finance and development costs expensed: $1.033 million ($1.7 million in 2008) – Following the slowdown of the Project, the Company incurred additional costs in 2009 and expensed previously deferred financing fees related to unrealized financing facilities, as well as amounts previously capitalized in mineral properties, for which economic benefits were not expected in the immediate future;

  Interest income and other: $0.139 million ($1.114 million in 2008) – the decrease in interest income resulted from the overall drop in investment yields, coupled with the fact that the Company held considerable amounts of cash in the third quarter of 2008, following the sale of the 30% interest in MMB to the Korean Consortium. The remaining funds continue to be invested in short term guaranteed investment certificates. The 2009 amount is also net of expenses of $0.11 million incurred during the last quarter in regards to repairs and restoration following Hurricane Jimena which struck the town of Santa Rosalia in August this year; and

  Income tax recovery (net): $0.386 million ($Nil in 2008) – The income tax recovery consists of a current income tax expense of $0.85 million and a future income tax recovery of $1.236 million. The current income tax expense is payable by two of the Company’s Mexican subsidiaries. During the period, the Company recognized future income tax liabilities related to taxable temporary differences directly related to the mineral properties. In accordance with the Company’s accounting policy, the related future income tax expense was also capitalized to mineral properties. However, the Company had sufficient deductible future income tax differences available to offset the recognized future income liability recognized. As a result of utilizing the before mentioned deductable future income tax differences, the Company recognized the future income tax recovery of $1.236 million in Statement of Operations.

Comparison of the three months ended December 31, 2009 to December 31, 2008

Operations
For the three month period ended December 31, 2009, the Company recorded a loss of $1.89 million ($0.01 per share) as compared to earnings of $0.562 million (earnings of $0.00 per share) for the same period in 2008. Notable variances are outlined as follows:

General and Administrative Expenses
Despite the significant variance in (loss) earnings for the three-month periods ended December 31, 2009 and 2008, operating expenses for these periods were very similar, following the slow-down of the Project in the last quarter of 2008. Operating expenses during the quarter ended December 31, 2009 were $1.945 million, compared with $1.904 million in the comparable quarter in the previous year, an increase of $0.041 million. The significant changes during the quarter are outlined as follows:

  Amortization and accretion: $0.174 million ($0.521 million in 2008) – the decrease relates predominantly to the accretion of the US$-denominated refundable deposit. Due to the strengthening of the Canadian dollar, the Canadian dollar equivalent of accretion recognized in 2009 is much lower. The balance relates to property, plant and equipment which were fully depreciated prior to the last quarter of 2009, but which remain in use;

  General and administration: $0.283 million ($0.188 million in 2008) – the decrease is the result of a reduction in administration and travel during the third quarter of 2009, which correlates with the construction slowdown; and

  Wages and subcontract: $0.714 million ($0.362 million in 2008) – the increase reflects the continued efforts by management to hire exceptional personnel to ensure that the resources that will be needed once the Company re-commences full-scale development and construction, are available. In addition, as the labour force in Mexico grows, the Company incurred additional employee benefits to Mexican employees at year-end, in accordance with local labour regulations.

Other items

  Foreign exchange gain: $0.007 million (gain of $3.882 million in 2008) – During the quarter ended December 31, 2009, the Canadian dollar continued to strengthen against the US dollar. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities. This is in contrast to the last quarter of 2008 when the Company was in a significant net asset position with regards to US$-denominated financial instruments. The result netted to almost no foreign exchange in final quarter of the year; and

  Finance and developments costs: $0.248 million ($1.7 million in 2008) – the expenses written off in 2008 relates to the expensing of previously capitalized financing costs regarding the proposed financing, as well as certain amounts paid and accrued on cancelled purchase orders for which future benefit is not expected. During the corresponding period in 2009, the Company expensed the remaining finance costs based upon the expected banking group.

Management’s Discussion and Analysis

22	2009 Baja Mining Annual Report
We’re building

LIQUIDITY

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2009 was $18.55 million compared with working capital of $56.246 million as at December 31, 2008. The decrease of $37.696 million was the result of spending on the Project as the Company completed construction demobilization, re-estimated the project costs and maintained key long lead procurement commitments. During the year ended December 31, 2009 the Company raised $0.116 million (2008 - $2.566 million) through the exercise of warrants and options and issuance of common shares. During the year, the Company utilized $10.018 million ($9.195 million yielded from operations in 2008) in operations. This was measured after taking into account adjustments for non-cash items such as unrealized foreign exchange gains on the various liabilities of $7.954 million (a loss of $7.772 million in 2008) and the write-off of capitalized finance and development costs of $1.033 million ($1.7 million in 2008). The operations also reflect that cash amounting to $2.303 million was received from the realization of working capital ($0.906 million in 2008). The Company also received proceeds of $1.898 million (2008 - $0.35 million) from the disposal of the electrical generators, and purchased an additional $0.242 million (2008 - $1.347 million) of property, plant and equipment, while incurring cash expenditures on mineral properties of $32.395 million. This is considerably lower than the amount of $107.111 million spent on mineral properties and related development costs during 2008, when the Company was ramping up development and construction on the Boleo Project.

The Company’s combined cash and cash equivalents and short-term deposits as at December 31, 2009 totaled $22.604 million compared with $60.235 million as of December 31, 2008. All but US$0.5 million in cash balances and short term deposits are highly liquid and are available immediately, if required. The amount of US$0.5 million relates to a short-term investment which has been pledged as security for a letter of credit issued on behalf of the

Company (released on January 15, 2010 with the delivery of the Turbine & Generator Set). The decrease in the balance was the result of spending on the Project. The Company has $5.048 million (December 31, 2008 - $13.068 million) of current liabilities, with the decrease the result of the slowdown.

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

As at December 31, 2009, the Company had $0.819 million in Mexican value added tax receivables. This represents a recovery of $2.555 million during the year, which reflects the significant effort by management and its advisors. Management also expects to fully recover the remaining amount within the next 12 months.

Management has determined that the Company has sufficient resources to meet its current obligations, which include accounts payable and accrued liabilities, the current portion of the special warrant liability, as well as the cash exposure to commitments relating to the development of the Boleo Project for the foreseeable future beyond the next 12 months.

Establishment of Trust Fund for Conservation
In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the “buffer zone” of the Biosphere. The Company has made three cash payments to the fund, US$0.1 million, issued on January 31, 2007, US$0.333 million, issued February 2009, and US$0.333 million, issued on February 2, 2010. Upon establishment, the fund was issued three Special Warrants for an aggregate of 180,000 common shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 (both now converted to cash), and 2011, respectively.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represented a liability of US$1 million if Baja’s share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. The Company honoured the conversion of the first and second 60,000 warrants and paid US$0.666 million to date. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund. As at December 31, 2009, the Company has recognized a discounted liability of $0.653 million relating to the remaining outstanding warrants.

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	23
We’re building

Commitments
As at December 31, 2009, the Corporation had the following known undiscounted contractual obligations:

	Payments due by period
Contractual Obligations	Thousands of Canadian dollars, unless stated otherwise
	Total	Less than 1 year		1-3 years		3-5 years		More than 5 years
Accounts payable	$3,859	$3,859	$	Nil	$	Nil	$	Nil

Income taxes payable	850	850		Nil		Nil		Nil

Operating lease obligations [1,2]	78	78		Nil		Nil		Nil

Contract and purchase commitments [3,4]	2,591	2,591		Nil		Nil		Nil

Refundable deposit [5]	10,466	Nil		10,466		Nil		Nil

Loans from non-controlling interest	46,768	Nil		Nil		Nil		46,768

Environmental Obligations [6]	877	356		521		Nil		Nil
Total	$65,489	$7,734		$10,987	$	Nil		$46,768

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual triple net rental of $74. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29. The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly Mexican lease is 16,800 Pesos ($2).

2

Subsequent to December 31, 2009, the Company agreed to an office lease proposal at a new location. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”) equal to the tenant improvement allowance, estimated at $760, prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The amounts related to this lease have not been included in the schedule above as this additional commitment was only entered into subsequent to year-end.

3	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2009 are estimated to be $1,961.

4	The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2010, aggregating $630.

5

Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.

6

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1,000) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0466/US$1.00. As at December 31, 2009 the undiscounted special warrants liability amounted to $698 of which $349 is payable within one year. The Company also recognized an undiscounted asset retirement obligation of $179 and the Company expects to incur $7 of this total during 2010.

CAPITAL RESOURCES

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the sections entitled “Nature of Business” and “Overall Performance”. The Company has $23.598 million in current assets, with working capital of $18.55 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses.

The Company has no revenue from operations except interest income, and does not expect to generate any revenue from operations until completion of construction and commencement of operations, the timing of which are currently unknown until such time as construction financing is completed.

As discussed in the “Engineering Update” the Company completed the updated estimate of capital costs during the year, as well as the updated economic model for the Boleo Project. The updates form the foundation for completing construction financing as discussed in the “Construction Financing Update”. Subsequent to year-end, the Company also filed a short form base shelf prospectus with the securities commissions of British Columbia, Alberta and Ontario, and a corresponding shelf registration statement on Form F-10 with the SEC, which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts. Net proceeds from any offering under the base shelf prospectus will be used for the development of the Boleo Project as well as working capital requirements.

Management’s Discussion and Analysis

24	2009 Baja Mining Annual Report
We’re building

Until the completion of project financing and equity offerings, the Company continues to closely monitor its current available cash funds, as its remaining key objectives are pursued in 2010. The latest 2010 budgets include administrative expenses and anticipated project costs estimated prior to completion of financing. The Company has adequate funds to cover all non-discretionary 2010 budgeted costs.

Excluding expenditures related to the capital construction of the Boleo Project, the Company anticipates or has committed to the following expenditures during 2010:

  Permitting activities on the Boleo Project of approximately $0.044 million;

  Project procurement, commitments, engineering and site costs of approximately $8.468 million;

  Wages, management fees and subcontracts of approximately $6.9 million; and

  General and administrative expenses, including travel, legal, accounting and finance costs of approximately $7.309 million.

These expenditures will be made from existing cash, and the additional Consortium funding requirement of 30% of the project costs.

ENVIRONMENTAL ACTION PLAN

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2009, the Company has established a compensation arrangement with CONANP; under which it has deposited US$0.766 million into a Compensation fund up to the date of this report, as well as one remaining special warrants totalling US$0.333 million to partially fund the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years, and more than 700 hectares over a 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences, to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$0.01 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$0.012 million and, as operations commence, will increase to approximately US$0.025 million/year. Again, in relation to the annual operating budget, this number is not considered material.

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	25
We’re building

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between US$10 million and US$15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2009 the Company paid $0.609 million ($0.872 million in 2008) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $0.072 million ($0.076 million in 2008) during the same period.

Additional loans from non-controlling interest in the amount of US$2.79 million (Cdn$3.009 million) were received during the year. That brings the face value of total loans from non-controlling interest as at December 31, 2009 to US$44.686 million (Cdn$46.768 million). Certain of the loans have been discounted as they were negotiated prior to the closing of the 30% sale of MMB. This discounting has the effect of significantly reducing the recognized value of the total loans outstanding, which are recorded at $36.416 million.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, environmental liabilities and the refundable deposit are recorded at their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

SHARE CAPITAL INFORMATION

Subsequent to the balance sheet date, the Company granted an additional 200,000 stock options and issued 507,500 common shares on the exercise of stock options, for proceeds of $0.193 million. To the date of this report, no additional warrants have been issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,901,837 issued and outstanding. The Company also had 12,767,500 outstanding stock options and 24,986,978 outstanding warrants available to be exercised.

Management’s Discussion and Analysis

26	2009 Baja Mining Annual Report
We’re building

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements for the years ended December 31, 2009 and 2008 are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, income taxes, provision for reclamation costs and stock based compensation.

Mineral properties
The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property right and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced Definitive Feasibility Study (“DFS”) results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the year 2009, the Company’s market capitalization remained lower than the net asset value, which indicated that impairment may exist. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that, no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs
The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Following the completion of the construction of a new landfill to replace the previously uncontrolled landfill used by the local community, the Company estimated that, as at December 31, 2009, the undiscounted closure costs would amount to $0.179 million, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $0.171 million.

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	27
We’re building

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation
All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability
The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests
During the negotiation of the sale of 30% of MMB to the Korean consortium, the principle of funding the Boleo project from development was established. Baja and the Korean consortium agreed they would each fund MMB from development (June 1, 2007) forward based upon the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. On closing the Korean consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset. In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests
The Korean consortium has advanced loans to MMB related to cash calls and Baja funded MMB on the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. The terms of these amounts were as non-interest bearing loans, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s concurrent project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with these loans treated as a financial liability at face value as the Korean consortium was dealing with MMB as a related party under Canadian GAAP at the time these loans were negotiated and advanced.

ACCOUNTING CHANGES –CURRENT YEAR

Effective January 1, 2009, The Company has adopted the following accounting standards:

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Management’s Discussion and Analysis

28	2009 Baja Mining Annual Report
We’re building

It was determined that the adoption of this standard did not have a material impact on the financial statements of the Company as the Company continues to expense research costs related to Manganese until such time as the Company publishes a definitive feasibility study on the economic and technical viability of Manganese production at the Boleo Project.

ii)

Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” was adopted effective January 20, 2009. The EIC determines that counterparty credit risk and an entity’s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. It was determined that this Abstract did not have a material impact on the financial statements of the Company, as the previously recognized fair values of financial assets and liabilities reflected an appropriate measure of the parties’ credit risk.

iii)

Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Exploration Properties” was adopted effective February 28, 2009. The EIC provides guidance on the appropriateness of capitalizing exploration costs prior to establishing mineral reserves, and also provides additional guidance to evaluating capitalized exploration costs for possible impairment. The adoption of this Abstract did not have any impact on the Company’s consolidated financial statements since it is the Company’s accounting policy to expense exploration costs incurred on any properties in the pre-feasibility stage.

iv)

In 2009 the Accounting Standards Board amended CICA handbook Section 3862 “Financial Instruments – Disclosures” (“Section 3862”), to require enhanced disclosures – a “fair value hierarchy” that classifies financial instruments at one of three levels according to the relative reliability of the inputs used to estimate the fair values. The new disclosure requirements of this standard are addressed in Note 16 to the Company’s consolidated financial statements for the year ended December 31, 2009.

New accounting pronouncements not yet effective

The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards are expected to align Canadian GAAP with the provisions of the International Financial Reporting Standards (“IFRS”) equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements as part of the Company’s IFRS initiatives.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Since the Company is required to present full comparative information under IFRS for the year-ended December 31, 2010, the transition date to IFRS will effectively be January 1, 2010. The transition will require the restatement of the opening balance sheet at the transition date, as well as the results reported under Canadian GAAP for the year ended December 31, 2010.

Management has begun assessing the implications of IFRS transitioning. This included the completion of a high-level diagnostic review, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

  The timeline for transition

  The impact of IFRS transition on Internal Controls over Financial Reporting

  The role of Corporate Governance in the transition process

  The impact of IFRS on information technology and data system requirements

  Training and professional development

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	29
We’re building

Management has reviewed the IFRS resources available to the Company, and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager, and the members of the accounting function have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Following the approval of the Transition Plan by the Audit Committee in 2009, management has made significant progress in completing the in-depth component evaluations. These component evaluations have facilitated the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals.

As a result of the detailed component evaluations, for the balances and totals that exist at December 31, 2009, management has identified the following major differences between the Company’s current accounting policies and those that the Company expects to apply in preparing IFRS financial statements:

i)	Presentation – Statements of financial position and operations

In accordance with IAS1 – “Presentation of Financial Statements” the Company’s consolidated balance sheets may be labeled “Statements of financial position” under IFRS, while management intends to present the statement of operations based on the function of expenses (e.g. Revenue, Cost of Sales, Distribution expenses, Administrative expenses), rather than the nature of expenses.

Overall, the various IFRSs will require significant additional disclosures, including disclosures related to financial instruments, segmented disclosures, details regarding compensation of key management personnel and other disclosures contained in the interim consolidated financial statements.

ii)	Mineral properties and Property, plant and equipment

In accordance with IAS16 – “Property, plant and equipment”, the Company intends to continue to apply the cost model to measuring the Company’s fixed assets. The standard re-emphasizes the component’s approach to separately recognize and amortize significant components of assets (over the useful lives of the individual components). At the date of transition to IFRS, this will not yet have a significant impact on the measurement of these balances within Company’s consolidated statements of financial position since the Company’s most significant assets (mineral property and equipment under construction intended for use in the Boleo Project) will not be amortized until such time as the Boleo Project is “in a condition necessary for it to be capable of operating in a manner intended by management”, i.e. when the construction of the Boloe Project has been substantially completed and the Boleo Project produces its first copper cathode. Similarly, assets specific to the cobalt and zinc processes will only be amortized once the first cobalt cathode has been produced.

Even though the these measurement requirements will not yet effect the statement of financial position, significant consideration has been given to these requirements as the Company aligned its financial accounting programs and processes to be able to meet these (far more detailed) measurement requirements.

iii)	Impairment of assets

Under the guidance of IAS36 – “Impairment of assets”, the Company is to compare the carrying value of assets to the present value of the recoverable amount (which is the higher of “value in use” and “fair value less cost to sell”) in order to determine whether any impairments are required. Impairments may be reversed in subsequent periods. The Company assessed the carrying value of its assets in accordance with the guidance of IAS36 and no impairments were required as at December 31, 2009 (unaudited).

iv)	Loans from non-controlling interests

The single biggest impact on the measurement of the Company’s consolidated statement of financial position (balance sheet) is the fact that IFRS does not contain separate measurement criteria for related party transactions. As such, the loans from non-controlling interests will all be measured in accordance with IAS39 – “Financial Instruments: Recognition and Measurement”. As such all loans will be measured initially at fair value and thereafter at amortized cost. Similar to the measurement differences that currently exist between Canadian GAAP and US GAAP (as disclosed in note 17 to the Company’s Consolidated Financial Statements for the year ended December 31, 2009), this measurement difference will result in a significant reduction in the carrying values of these loans. Since these loans are considered specific to the development of the Boleo Project (a qualifying asset) the subsequent interest expense (which arises as the loans are accreted to its original face value over the term of the loan) will be capitalized to Mineral Properties. The statement of operations will also be affected by changes in foreign exchange differences, resulting from the changes in the foreign denominated amounts recognized as a financial liability.

Management’s Discussion and Analysis

30	2009 Baja Mining Annual Report
We’re building

v)	Provisions and Asset retirement obligation

Per IAS37 – “Provisions, Contingent Liabilities and Contingent Assets” estimates of provisions are to be revisited at every reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions. As such it is the Company’s expectation that the estimate of asset retirement obligations will have to be updated at every reporting date, including updates to the discount rate used in determining the present value of the obligation.

vi)	Share-based payments

IFRS 2 - “Share-based payments” require that stock options issued to non-employees are to be valued based on the fair value of the goods or services received. Under Canadian GAAP, the value of non-employee share based payments are to be based on the most reliably measurable of either the stock options (based on a recognized valuation technique such as the Black Scholes model) or the fair value of the goods in services. In practice, non-employee share based payments have been based on the fair value of the stock options as determined using the Black Scholes valuation model. However, it has to be noted that the scope of the definition of employees within IFRS 2 is wider than the definition of employees under CICA3870 -”Stock based compensation and other stock based payments”, as IFRS2 also includes “others who perform services similar to those rendered by employees” in the definition of employees. Based on the Company’s outstanding stock options as at December 31, 2009, this difference is not expected to have a significant impact on the Company’s results. Furthermore, IFRS 1 – “First-time Adoption of International Financial Reporting Standards” allows the Company to not apply the provisions of IFRS2 to non-employee stock options which are already vested at December 31, 2009.

vii)	Non-controlling interest

Per IAS27 – “Consolidated and Separate Financial Statements”, non-controlling interests are to be presented as part of equity. In addition, total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company only intend to apply the requirements of IFRS3 – “Business Combinations” to future business combinations (without revisiting past business combinations), the latter provision of IAS27 shall only be applied prospectively from the IFRS transition date. Therefore the Company only expects to commence with the recognition of non-controlling interest from January 1, 2010, the IFRS transition date (since non-controlling interest still has a debit balance as at December 31, 2009).

viii)	Income taxes

Management has commenced assessing the impact that the IFRS transition will have on the Company’s measurement and presentation of current and future income taxes in accordance with IAS12 - “Income Taxes”. However, it has to be noted that IAS12 is currently under review by the IASB as part of their ongoing work plan. At their joint meeting in October 2009 the IASB and the FASB considered a summary of the comments received by the IASB in response to the proposals for a revised standard exposed by the IASB in early 2009. The Boards indicated that they would consider undertaking a fundamental review of accounting for income taxes at some time in the future. In the meantime, the IASB will consider in the first half of 2010 whether to propose more limited amendments. In completing its component evaluation for IAS12, the Company will consider any announcements made by the IASB.

The completed component evaluations continue to be reviewed by management and its advisors and the Company expects to be able to quantify the impact of the IFRS transition on the financial results throughout 2010.

Management anticipates preparing internally, draft financial statements and disclosure information for each quarter in 2010, while it is expected that reporting under IFRS will commence in the first quarter of 2011. During this time, management will continue to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoptions of IFRS.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	31
We’re building

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2009.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed at December 31, 2009.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in these controls during the most recent interim period ending December 31, 2009.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below, as well as those described in the Company’s Annual Information Form for the year ended December 31, 2009, before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon feasibility studies, which are used to determine the economic viability of a deposit and to justify mine development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo Project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

Management’s Discussion and Analysis

32	2009 Baja Mining Annual Report
We’re building

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

CAUTION ON FORWARD-LOOKING INFORMATION

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2009, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange

Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

CAUTIONARY NOTE CONCERNING RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.

Management’s Discussion and Analysis

2009 Baja Mining Annual Report	33
We’re building

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 26, 2010.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius
John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC
March 26, 2010

Management’s Responsibility for Financial Reporting

34	2009 Baja Mining Annual Report
We’re building

Independent Auditors’ Report

To the Shareholders of Baja Mining Corp.

We have completed integrated audits of Baja Mining Corp.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Baja Mining Corp. (“the Company”) as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Independent Auditors’ Report

2009 Baja Mining Annual Report	35
We’re building

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 26, 2010

Independent Auditors’ Report

36	2009 Baja Mining Annual Report
We’re building

Consolidated Balance Sheets
As at December 31, 2009 and 2008
(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$6,255	$59,235
Short term deposits (note 3)	16,349	1,000
Other receivables	904	3,337
Deposits and prepaid expenses	90	5,742
	23,598	69,314
Mineral properties (note 4)	155,647	126,362
Property, plant and equipment (note 5)	1,687	2,709
	$180,932	$198,385

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$3,846	$12,032
Current portion of environmental liabilities (note 7)	352	1,036
Income taxes payable (note 11)	850	-
	5,048	13,068

Refundable deposit liability (note 6)	9,786	10,904
Environmental liabilities (note 7)	472	872
Loans from non-controlling interest (note 8)	36,416	39,354
	51,722	64,198

SHAREHOLDERS’ EQUITY
Share capital (note 9 (b))	109,979	109,611
Share purchase warrants (note 9 (c))	16,077	16,077
Contributed surplus (note 9 (f))	91,924	89,349
Deficit	(88,770)	(80,850)
	129,210	134,187
	$180,932	$198,385

Commitments and contingencies (note 13)
Subsequent events (note 18)

On behalf of the Board

/s/ Robert Mouat	/s/ C. Thomas Ogryzlo
Robert Mouat	C. Thomas Ogryzlo
Director	Director

Consolidated Balance Sheets	See accompanying notes to the consolidated financial statements.

2009 Baja Mining Annual Report	37
We’re building

Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Expenses

Amortization and accretion	$792	$596
General and administration	922	1,152
Management and directors fees (note 10)	294	293
Professional and consulting fees	828	894
Research	238	61
Shareholders information	509	657
Stock-based compensation expense (note 9 (e))	1,583	822
Wages and subcontracting	2,204	1,341
Loss before other items	(7,370)	(5,816)

(Loss) gain on disposal of property, plant & equipment and construction in progress	(1,454)	307
Finance and development costs expensed	(1,033)	(1,700)
Foreign exchange gain	1,412	3,802
Net interest income and other	139	1,114

Loss before income tax	(8,306)	(2,293)

Income tax (note 11)	386	-

Loss and comprehensive loss for the year	$(7,920)	$(2,293)

Basic and diluted loss per share for the year	$(0.06)	$(0.02)

Weighted average number of shares outstanding – basic and diluted	143,196,227	142,633,754

See accompanying notes to the consolidated financial statements.	Consolidated Statements of Operations and Comprehensive Loss

38	2009 Baja Mining Annual Report
We’re building

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Share capital
Balance – beginning of year	$109,611	$105,841
Shares issued on exercise of warrants	-	2,450
Fair value of warrants exercised	-	1,122
Shares issued on exercise of stock options	116	116
Fair value of stock options exercised	252	82
Balance – end of year	$109,979	$109,611

Share purchase warrants
Balance – beginning of year	$16,077	$17,199
Fair value of shares issued on exercise of warrants	-	(1,122)
Balance – end of year	$16,077	$16,077

Contributed surplus
Balance – beginning of year	$89,349	$6,745
Fair value of stock options vested	2,827	1,542
Fair value of stock options exercised	(252)	(82)
Contribution relating to funding of mineral property costs	-	69,380
Contribution relating to refundable deposit liability (note 6)	-	1,387
Contribution relating to loans from non-controlling interest (note 8)	-	10,377
Balance – end of year	$91,924	$89,349

Deficit
Balance – beginning of year	$(80,850)	$(78,557)
Loss for the year	(7,920)	(2,293)
Balance – end of year	$(88,770)	$(80,850)

Total Shareholders’ Equity	$129,210	$134,187

Consolidated Statements of Changes in Shareholders’ Equity	See accompanying notes to the consolidated financial statements.

2009 Baja Mining Annual Report	39
We’re building

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Cash flows from operating activities
Loss for the year	$(7,920)	$(2,293)
Items not affecting cash
Amortization and accretion	792	596
Loss (gain) on disposal of property, plant & equipment and construction in progress	1,454	(307)
Stock-based compensation expense	1,583	821
Unrealized foreign exchange	(7,954)	7,772
Finance and development costs expensed	1,033	1,700
Income tax provision	(386)	-
	(11,398)	8,289
Special warrants liability payment	(406)	-
Reclamation activities undertaken in the period	(517)	-
Net changes in working capital balances
Other receivables	2,433	(276)
Deposits and prepaids	199	1,045
Accounts payable and accrued liabilities	(329)	137
	(10,018)	9,195
Cash flows from investing activities
(Investment in) redemption of short term deposits	(15,349)	31,183
Expenditure on capitalized development costs	(32,395)	(107,111)
Acquisition of property, plant and equipment	(242)	(1,347)
Disposal of property, plant & equipment	1,898	350
	(46,088)	(76,925)
Cash flows from financing activities
Net proceeds from issuance of common shares	116	2,566
Contribution relating to funding of mineral property costs	-	69,380
Refundable deposit received from sale of property interest (note 6)	-	10,186
Loans from non-controlling interest (note 8)	3,009	43,790
	3,125	125,922
(Decrease) increase in cash and cash equivalents	(52,980)	58,192
Cash and cash equivalents - Beginning of year	59,235	1,043

Cash and cash equivalents - End of year	$6,255	$59,235
Supplemental cash flow information (note 14)

See accompanying notes to the consolidated financial statements.	Consolidated Statements of Cash Flows

40	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. On September 11, 2009, the Company’s common shares also commenced trading on the Pink OTC’s top tier, OTCQX International. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to the Korean Consortium in order to secure a portion of the funding required for the Boleo Project capital costs.

On October 29, 2008, the Company elected to slow down the development of the Boleo Project as a result of the impact of the global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets. The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future (refer to management of financial risks as discussed in note 16).

In April 2009 the Company appointed an engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope includes a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

These consolidated financial statements are presented in thousands of Canadian dollars, unless stated otherwise, and have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 17, accounting principles accepted in Canada differ in certain respects from the accounting principles generally accepted in the United States.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec, and its wholly owned subsidiary Invebaja, S.A. de C.V. (“Invebaja”). Invebaja holds a 70% interest in MMB, which holds the mineral property rights to the Boleo Project, as well as a 70% interest in Desarrollos y Servicios Costeros, SA de CV (“Costeros”) and Servicios y Desarrollos Meseta Central, SA de CV (“Meseta”) respectively. All significant inter-company transactions and balances have been eliminated.

b)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of refundable deposit liability, fair value of special warrant liability, asset retirement obligations, fair value of loans from non-controlling interest, fair value of warrants issued on private placements, stock based compensation, income taxes and future income taxes.

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	41
We’re building

c)	Mineral properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers directly related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo Project. When the Company incurs debt directly related to the construction of a qualifying asset, the related financing costs are capitalized during the construction period of the particular asset.

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

d)	Impairment of long-lived assets

Management reviews and evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

e)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years

f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

g)	Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year.

h)	Financial instruments

The Company classifies financial instruments as either held-to-maturity, available-for- sale, held for trading, loans and receivables or other financial liabilities. At the respective balance sheet dates, the Company’s financial instruments consisted of cash and cash equivalents, short-term deposits, other receivables, deposits, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability as well as loans from non-controlling interest.

Notes to the Consolidated Financial Statements

42	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

2.	SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h)	Financial instruments (continued)

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with the unrealized gains and losses recognized in the statement of operations.

The following is a summary of the categories the Company has elected to apply to each of its significant financial instruments:

Financial instrument	Category
Cash and cash equivalents	Held for trading
Short-term deposits	Held for trading
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Special warrant liability	Other financial liabilities
Refundable deposit liability	Other financial liabilities
Loans from non-controlling interest	Other financial liabilities

The carrying values of other receivables, deposits, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these balances.

i)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

The liability is accreted to the full value over time, applying the interest rate that was used in the initial measurement of the fair value and the corresponding asset is amortized over its expected life. The amount of the liability is subject to re-estimation at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

j)	Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non- monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

References to thousand United States dollars are denoted as “US$”.

k)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. These future income tax assets and liabilities are measured using the substantively enacted income tax rates that will be in effect when the temporary differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	43
We’re building

l)	Stock options and warrants

The Company accounts for stock options and warrants at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the measurement date using the Black-Scholes option pricing model. The compensation expense for options vesting immediately is recognized in the period of the grant. Compensation expense for options which vest over time is recognised on a graded vesting basis over the vesting periods. The compensation expense is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

m)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

n)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current year.

o)	New accounting requirements

The Company has adopted the following new standards effective January 1, 2009:

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

It was determined that the adoption of this standard did not have a material impact on the consolidated financial statements of the Company as the Company continues to expense research costs related to Manganese until such time as the Company publishes a definitive feasibility study on the economic and technical viability of Manganese production at the Boleo Project.

ii)

Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Assets and Liabilities” was adopted effective January 20, 2009. The EIC that counterparty credit risk and an entity`s own credit risk should be into account in estimating the fair value of financial assets and liabilities, derivatives. It was determined that this Abstract did not have a material on the consolidated financial statements of the Company, as the previously fair values of financial assets and liabilities reflected an appropriate of the parties’ credit risk.

iii)

Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Properties” was adopted effective February 28, 2009. The EIC provides on the appropriateness of capitalizing exploration costs prior to establishing reserves and also provides additional guidance to evaluating capitalized costs for possible impairment. The adoption of this Abstract did not any impact on the Company`s consolidated financial statements since it is the accounting policy to expense exploration costs incurred on any properties the pre-feasibility stage.

iv)

In 2009 the Accounting Standards Board amended CICA handbook Section 3862 Instruments – Disclosures” (“Section 3862”), to require enhanced disclosures a “fair value hierarchy” that classifies financial instruments at one of three levels to the relative reliability of the inputs used to estimate the fair values. The disclosure requirements of this standard are addressed in Note 16.

Notes to the Consolidated Financial Statements

44	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

2.	SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p)	New accounting pronouncements not yet effective

The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non- controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards are expected to align Canadian GAAP with the provisions of the International Financial Reporting Standards (“IFRS”) equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements as part of the Company’s IFRS initiatives.

3.	SHORT TERM DEPOSITS

The Company has invested in one year guaranteed term deposits with its Canadian Chartered Bank at fixed interest rates established at the time of investment. All deposits mature within one year of December 31, 2009. $523 of the short term investments at December 31, 2009 (2008 - $Nil) serve as security for a letter of credit issued to one of the Company’s vendors.

4.	MINERAL PROPERTIES

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

	2009	2008
Land	$735	$735
Mining concessions	281	166
Deferred development costs
Stock based compensation	2,170	926
Accretion of special warrant liability	277	186
Accretion of loans from non-controlling interest	435	139
Amortization	611	264
Asset retirement obligation capitalized	619	832
Engineering	32,821	30,807
Site work	36,713	31,304
Construction in progress – Acid plant	14,902	13,162
Construction in progress – Equipment	35,956	31,530
Construction in progress – Other	9,012	1,804
Salary, consulting, financing and other costs	21,115	14,507
Total at cost	$155,647	$126,362

5.	PROPERTY, PLANT AND EQUIPMENT

2009
	Cost	Accumulated amortization	Net
Computer equipment and software	$614	$(551)	$63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571
	$3,247	$(1,560)	$1,687

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	45
We’re building

2008
	Cost	Accumulated amortization	Net
Computer equipment and software	$566	$(381)	$185
Leasehold improvements	149	(85)	64
Machinery and equipment	1,313	(233)	1,080
Mining equipment	86	(86)	-
Office equipment and furniture	224	(107)	117
Transportation equipment	877	(115)	762
Buildings	556	(55)	501
	$3,771	$(1,062)	$2,709

6.	REFUNDABLE DEPOSIT LIABILITY

Included in the cash proceeds received from the transaction with the Korean Consortium (notes 1 and 8), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

	Face value US$	Amount recognized US$	Amount recognized Cdn$
Refundable deposit received in sale of 30% interest	10,000	8,627	8,799
Accretion of discounted liability for the period	-	296	333
Unrealized foreign exchange gain for the period	-	-	1,772
Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the period	-	427	487
Unrealized foreign exchange gain for the period	-	-	(1,605)
Balance – December 31, 2009	10,000	9,350	9,786

At December 31, 2009, the Company estimated the fair value of the refundable deposit liability at $8,846 (face value of US$10,000) based on an estimated discount rate of 12.6% applied through the remaining 17 months to May 30, 2011. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at December 31, 2009, considering that the liability is unsecured;

  the credit risk of MMB.

The exchange rate applied in the valuation at December 31, 2009 was US$0.9555/$1.00.

7.	ENVIRONMENTAL LIABILITIES

	2009	2008
Special warrants liability (note 7 (a))	$653	$1,074
Asset retirement obligation (note 7 (b))	171	834
	824	1,908
Less – current portion	(352)	(1,036)
Long-term balance	$472	$872

a)	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The remaining Special Warrants will mature in each of February 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying

Notes to the Consolidated Financial Statements

46	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

7.	ENVIRONMENTAL LIABILITIES (CONTINUED)

a)	Special warrants liability (continued)

common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The fair value of the special warrants granted on January 9, 2007 was estimated at $48, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

The total repurchase liability of US$1,000 has been recorded, as the Project is expected to proceed. The liability has been discounted using an interest rate of 15%.

On February 4, 2009, and February 2, 2010 (note 18(a)), the Company made the first and second of three payments of US$333 each under the above agreement.

	Amount US$	Discounted US$	Discounted Cdn$
Balance – December 31, 2007	$1,000	$759	$753
Accretion of discounted liability for the period	-	118	126
Unrealized foreign exchange gain for the period	-	-	195
Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	80	91
Unrealized foreign exchange gain for the period	-	-	(106)
Less – Repayment	(333)	(333)	(406)
Balance – December 31, 2009	667	624	653
Less – current portion	(333)	(330)	(345)
Long term balance – December 31, 2009	$334	$294	$308

The accretion charges recognized during the year has been capitalized to mineral properties as it is considered to form part of the acquisition costs of the project.

At December 31, 2009, the Company estimated the fair value of the special warrant liability at $646 based on an estimated discount rate of 12.6% applied through to the before-mentioned maturity dates. The exchange rate applied in the valuation at December 31, 2008 was US$0.9555/$1.00. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the special warrants liability, as viewed at December 31, 2009, considering that the loans are unsecured;

  the credit risk of MMB.

b)	Asset retirement obligation

In 2008, the Company assessed its initial obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated, as at December 31, 2009, the undiscounted closure costs would amount to $179, taking into account an estimated inflation rate of 5%. In assessing the initial carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $171.

Balance – December 31, 2007	-
Change in estimated amount of closure costs	832
Accretion of discounted liability for the period	2
Balance – December 31, 2008	834
Accretion of discounted liability for the period	67
Reclamation activities undertaken during the period	(517)
Change in estimated cash flows	(213)
Balance – December 31, 2009	171
Less – current portion	(7)
Long term balance – December 31, 2009	164

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	47
We’re building

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future. The entire obligation is currently unfunded.

8.	LOANS FROM NON-CONTROLLING INTEREST

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing:

	Face value US$	Amount recognized US$	Amount recognized Cdn$
Historic Expenditure funding (i)
Balance – December 31, 2008	$13,867	$3,716	$4,542
Accretion of discounted liability for the period	-	260	296
Unrealized foreign exchange gain for the period	-	-	(676)
	13,867	3,976	4,162
Contribution to construction costs (ii)
Balance – December 31, 2008	28,029	28,029	34,812
Additional contributions to construction costs	2,790	2,790	3,009
Unrealized foreign exchange gain for the period	-	-	(5,567)
	30,819	30,819	32,254
Balance – December 31, 2009	$44,686	$34,795	$36,416

(i)

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)

All contributions subsequently funded by the Korean Consortium, which amounted to US$30,819 were considered to be related party transactions since the Korean Consortium owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

At December 31, 2009, the Company estimated the fair value of loans from non-controlling interest at $4,357 (face value of US$44,686), based on an estimated discount rate of 12.6% and an estimated period of 20 years to repayment. The exchange rate applied in the valuation at December 31, 2009 was US$0.9555/$1.00. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at December 31, 2009, considering that the loans are unsecured;

  the credit risk of MMB.

The period to repayment was estimated at December 31, 2009, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

Notes to the Consolidated Financial Statements

48	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

9.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount
Balance – December 31, 2007	140,698,514	$105,841
Shares issued on exercise of warrants	2,035,823	2,450
Fair value of warrants exercised (note 9 (c))	-	1,122
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (f))	-	82
Balance – December 31, 2008	143,064,337	109,611
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (f))	-	252
Balance – December 31, 2009	143,394,337	$109,979

c)	Details of share purchase warrant activity are as follows:

	Shares purchase warrants	Amount
Balance – December 31, 2007	33,033,816	$17,199
Fair value of share purchase warrants exercised (note 9 (b))	(2,035,823)	(1,122)
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-
	25,046,978	$16,077

d)	Warrants

A summary of the Company’s share purchase warrants at December 31, 2009 and the changes during the year are as follows:

		2009		2008
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Balance - Beginning of year	30,997,993	$ 1.87	33,033,816	$ 1.83
Exercised	-	-	(2,035,823)	1.20
Expired	(5,951,015)	1.20	-	-
Balance - End of year	25,046,978	$ 2.04	30,997,993	$ 1.87

The following table summarizes information about share purchase warrants outstanding at December 31, 2009:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price
0.00 to 0.99	197,187	0.86	$ 0.35
1.00 to 1.49	8,681,791	1.28	1.25
1.50 to 2.50	16,168,000	2.73	2.49
	25,046,978	2.21	$ 2.04

e)	Stock options

A summary of the Company’s stock options at December 31, 2009 and 2008 and the changes during the years are as follows:

		2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance - Beginning of year	12,800,000	$ *0.51	9,365,000	$ 1.08
Granted	2,985,000	0.57	4,415,000	1.25
Exercised	(330,000)	0.35	(330,000)	0.35
Expired/Cancelled	(1,750,000)	0.95	(650,000)	1.36
Forfeited	(630,000)	1.32	-	-
Balance – End of year	13,075,000	$ 0.43	12,800,000	$ 1.15

*On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes this change in the exercise price has been reflected in the weighted average exercise price of the Balance - Beginning of the year 2009.

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	49
We’re building

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
0.35 to 0.49	10,790,000	2.39	$ 0.40	8,815,000	$ 0.39
0.50 to 0.99	2,285,000	4.37	0.57	571,250	0.57
	13,075,000	2.74	$ 0.43	9,386,250	$ 0.40

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2009, the Company has reserved 14,073,109 (2008 – 14,403,109) common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black Scholes option-pricing model. During the period, the Company granted 2,985,000 five-year stock options to consultants and employees, with a fair value of $951 attributed to these options. In addition, the Company modified 9,430,000 stock options by re-pricing all outstanding stock options priced above $0.40 to a level of $0.40. The option re-pricing was approved by shareholders at the Annual General Meeting on May 14, 2009.

As a result, the total stock-based compensation recorded during the period on all vesting options was $2,827 (2008 – $1,542). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($1,583; 2008 - $822) or to mineral properties ($1,244; 2008 - $720), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the year was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.46%	2.82%
Dividend yield	0%	0%
Expected volatility	85%	74%
Expected stock option life	3 years	3 years
Weighted average forfeiture rate	5.4%	13.5%
Weighted average fair value of stock options granted	$ 0.32	$ 0.46

f)	Contributed surplus Details are as follows:

Amount
Balance – December 31, 2007	6,745
Fair value of options granted (note 9 (e))	1,542
Fair value of options exercised (note 9 (b))	(82)
Contribution relating to funding for mineral property costs	69,380
Contribution relating to refundable deposit liability (note 6)	1,387
Contribution relating to historical expenditure funding contribution (note 8)	10,377
Balance – December 31, 2008	89,349
Fair value of options vested	2,827
Fair value of options exercised	(252)
Balance – December 31, 2009	$91,924

Notes to the Consolidated Financial Statements

50	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

10.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2009	2008
Directors fees – administration	$72	$76
Management fees – administration	222	217
Management fees – mineral properties	387	655
	$681	$948

The above transactions, and the Korean Consortium’s contributions post closing (note 8), occurred in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

11.	INCOME TAXES

a)	The Income tax provision included in the consolidated statements of operations and comprehensive loss consists of the following:

	2009	2008
Current income tax expense	$850	$-
Future income tax recovery	(1,236)	-
Income tax	$(386)	$-

During the year, the Company recognized future income tax liabilities related to mineral properties in the amount of $1,236. In accordance with the Company’s accounting policy on capitalization of mineral property costs, the corresponding income tax expense was capitalized to mineral properties. However, since the Company had previously unrecognized future income tax assets available, the Company was able to reduce the before mentioned recognized future income tax liability to zero, which resulted in a future income taxes recovery in the statement of operations and comprehensive loss.

b)

The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2009	2008
Loss before income tax	$8,306	$2,293
Statutory rate	30.00%	30.50%
Expected recovery	2,492	700
Non-deductible expenses	(630)	(11)
Foreign tax rate differential	(753)	(163)
Foreign exchange and other	1,338	1,290
	2,447	1,816
Change in valuation allowance	(2,061)	(1,816)
Income tax	$386	$-

c)

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2009	2008
Future income tax assets
Non-capital loss carry-forwards	$16,691	$13,772
Property, plant and equipment	711	567
Share issuance costs	315	436
Accounts payable	83	110
	17,800	14,885
Valuation allowance	$(16,564)	$(14,503)
	1,236	382
Future income tax liabilities
Mineral properties	(1,236)	(382)
Net Future income tax liability	-	-

d)

During the year ended December 31, 2009, the Company utilized non-capital losses of $8,092 and as at December 31, 2009, the Company has cumulative non-capital losses for income tax purposes of $61,343 (2008 - $49,366) in Canada and Mexico, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these consolidated financial statements because of uncertainty of their recovery. These losses will expire as follows:

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	51
We’re building

2011	$ 147
2012	322
2013	551
Thereafter	60,323
$ 61,343

If utilized, these losses are expected to be utilized at substantively enacted future tax rates ranging from 30% to 25%.

e)

For tax purposes, Invebaja incurred capital losses during 2008 relating to the sale of 30% of its interest in MMB. These capital losses amounted to approximately $133,542, may be used to offset future capital gains, and do not expire.

12.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration and development of mineral properties, which is carried out in Mexico.

The breakdown by geographic segment for the year ended December 31, 2009 is as follows:

	Canada	Mexico	Consolidated
Capital assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

The breakdown by geographic segment for the year ended December 31, 2008 is as follows:

	Canada	Mexico	Consolidated
Capital assets	5,048	124,023	129,071
Current assets	35,250	34,064	69,314
Total assets	40,298	158,087	198,385

No revenues were earned in either of the geographic segments.

13.	COMMITMENTS AND CONTINGENCIES

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2009 are estimated to be $1,961 (2008 - $23,033), the payments for which are all expected during 2010.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2009 amount to $630 (2008 - $1,103), the payments for which are all expected during 2010.

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010 (note 18 (c)). The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments amount to $78 (2008 - $185), all of which are expected during 2010.

d)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Notes to the Consolidated Financial Statements

52	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following are the non-cash investing and financing activities of the Company:

	2009	2008
(Decrease) increase in accounts payable and accrued liabilities related to mineral property and deferred development costs	$(7,857)	$9,203
Decrease (increase) in deposits and prepaid expenses related to mineral property and deferred development costs	5,452	(5,845)
Accretion of special warrant liability and historical expenditure funding contribution included in mineral property and deferred development costs	387	325
Stock-based compensation included in mineral property and deferred development costs	1,244	720
Other supplemental information:
Interest received	$139	1,083
Realized foreign exchange (losses) gains	(2,818)	1,330
Unrealized foreign exchange (losses) gains on cash	(3,724)	10,244

15.	MANAGEMENT OF CAPITAL RISK

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants). However, in recent years the Company has expanded its sources of capital to special warrants and financing through a development partner. The Company continues working on a project debt financing package for the Boleo Project.

In the management of capital, the Company includes the components of shareholders’ equity, loans from non-controlling interest, special warrant liability and the refundable deposit liability.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating and capital budgets are reviewed and updated as necessary depending on various factors, including project status, successful capital deployment and general industry conditions.

Following the completion of the revised Project Capital Cost estimate, issued January 15, 2010, the Company updated the project capital budget, as well as the economic model for the Boleo Project. The updates will form the foundation for completing construction financing. Subsequent to year-end, the Company filed a short form base shelf prospectus (note 18 (b)). Net proceeds from any offering under the base shelf prospectus will be used for the development of the Boleo Project as well as working capital requirements.

16.	MANAGEMENT OF FINANCIAL RISK

Measurement uncertainty: The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continue discussions with numerous lending institutions and have now targeted certain institutions including export credit agencies, as the most effective path towards securing a revised credit and financing package for the project capital costs.

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the recorded expenses and balance sheet classifications that would be necessary should the material risk related to financing the project prove to be insurmountable, and these adjustments could be material.

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2009 would result in a foreign exchange gain or loss of approximately $2,727 (2008 - $1,000).

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	53
We’re building

It is anticipated that the terms of future debt financing arrangements would require the Company to hedge a percentage of its foreign exchange risk.

As at December 31, 2009, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount
Cash and cash equivalents in United States dollars	$5,711	$5,983
Cash and cash equivalents in Mexican pesos	3,014	244
Short-term deposits in United States dollars	15,300	16,023
Other receivables in Mexican pesos	10,420	843
Deposits in United States dollars	27	28
Deposits in Mexican pesos	635	51
Accounts payable in United States dollars	2,285	2,416
Accounts payable in Mexican pesos	6,932	561
Accounts payable in Euros	326	517
Refundable deposit liability (note 6)	9,350	9,786
Environmental liability (note 7 (a))	624	653
Loans from non-controlling interest (note 8)	34,795	36,416

As at December 31, 2008, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount
Cash and cash equivalents in United States dollars	$46,674	$57,964
Cash and cash equivalents in Mexican pesos	1,147	105
Deposits in United States dollars	2,858	3,549
Deposits in Mexican pesos	111	10
Accounts payable in United States dollars	7,568	9,399
Accounts payable in Mexican pesos	3,686	338
Refundable deposit liability (note 6)	8,923	10,904
Environmental liability (note 7 (a))	877	1,074
Loans from non-controlling interest (note 8)	31,745	39,354

Liquidity risk: This refers to the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 15 to the consolidated financial statements.

Notes to the Consolidated Financial Statements

54	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

16.	MANAGEMENT OF FINANCIAL RISK (CONTINUED)

Liquidity risk (continued)

The following table summarizes the Company`s known undiscounted obligations and commitments:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year		1-3 years		3-5 years	More than 5 years
Accounts payable	$3,859	$3,859	$	Nil	$	Nil	$ Nil
Income taxes payable	850	850		Nil		Nil	Nil
Operating lease obligations	78	78		Nil		Nil	Nil
Contract and purchase commitments	2,591	2,591		Nil		Nil	Nil
Refundable deposit liability	10,466	Nil		10,466		Nil	Nil
Loans from non-controlling interest	46,768	Nil		Nil		Nil	46,768
Environmental obligations	877	356		521		Nil	Nil
Total	$65,489	$7,734		$10,987	$	Nil	$46,768

Commodity price risk: The value of the Company’s mineral properties is related to the price of copper. In particular, the Company`s ability to complete the required financing for the capital construction of the Boleo project, is closely related to the short- and long-term outlook for copper. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

It is anticipated that the terms of future debt financing arrangement would require the Company to hedge a percentage of its future base metals production sales.

Credit risk: Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment. All its funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period. The Company’s other receivables consist of general sales tax due from the Federal Governments of Mexico and Canada, as well as advances to vendors. The carrying amount of financial assets recorded in the financial statements (excluding cash and cash equivalents and short-term deposits) represents the Company’s maximum exposure to credit risk.

Interest rate risk: The interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to changes to net loss or other comprehensive loss (as a result of changes in interest rates) is limited since:

  short-term deposits are accruing interest at fixed rates and are realizable within 30 days of year-end.

  other financial liabilities such as refundable deposit, special warrants liability and the historic expenditure funding from non-controlling interest are carried at amortized costs.

The impact on net loss of a 1% change in interest rates would amount to approximately $226 (2008 - $600).

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	55
We’re building

Fair value measurements: Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

The fair values of our financial assets and liabilities at December 31, 2009 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value – Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value
Held for trading
Cash and cash equivalents	-	6,255	-	6,255	6,255
Short-term deposits	-	16,349	-	16,349	16,349

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (“US GAAP”).

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$30,819, in addition to the US$13,867 included in the initial proceeds from the sale of the interest. Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value.

As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below.

For US GAAP purposes the fair value of these loans upon recognition, has been calculated at $7,968, applying the following assumptions:

Estimated period to repayment	20 years
Discount rates	6.71% on the amount of US$12,609
7.52% on the amount of US$15,420
12.59% on the amount of US$780
12.46% on the amount of US$450
12.45% on the amount of US$420
12.40% on the amount of US$300
12.60% on the amount of US$840

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for interest capitalization which is consistent for both Canadian GAAP and US GAAP.

Notes to the Consolidated Financial Statements

56	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Further, under US GAAP, the Company adopted SFAS-160 - Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) effective January 1, 2009. SFAS160 allows losses attributed to non-controlling interests to exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

a)	The impact of the above differences between Canadian and US GAAP on the loss for the year ended December 31, as reported, is as follows:

	2009	2008
Loss and comprehensive loss for the year - Canadian GAAP	$(7,920)	$(2,293)
Adjustment of foreign exchange differences ¹	(4,270)	4,008
(Loss) income for the year - US GAAP	$(12,190)	$1,715
Less: (Income) attributable to non-controlling interest – US GAAP	(3,305)	-
Loss for the period attributable to shareholders – US GAAP	$(15,495)	$1,715
Basic and diluted earnings (loss) per share – US GAAP	$(0.09)	$0.01

[1]

As a result of initially recognizing the loans from non-controlling interest at fair value (under USGAAP), as opposed to full face value (under Canadian GAAP), the loan is recognized at a discountedUS dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalentyielded a lower foreign exchange gain (loss) during the year.

b)	The impact of the abve differences between Canadian and US GAAP on the statements of changes in shareholders’ equity, as reported, is as follows:

	2009	2008
Shareholders’ equity - Canadian GAAP	$129,210	$134,187
Fair value adjustment recognized in contributed surplus	25,111	22,361
Adjustment of foreign exchange differences	(262)	4,008
Income attributed to non-controlling interest	(3,305)	-
Shareholders’ equity attributable to shareholders – US GAAP	$150,754	$160,556
Shareholders’ equity attributable to non-controlling interest	3,305	-
Total Shareholders’ equity - US GAAP	$154,059	$160,556

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	2009	2008
Total assets - Canadian GAAP	$180,932	$198,385
Accretion recognized in mineral properties	776	174
Total assets - US GAAP	$181,708	$198,559
Total liabilities - Canadian GAAP	51,722	64,198
Fair value adjustment recognized in contributed surplus	(25,111)	(22,361)
Adjustments to foreign exchange differences	262	(4,008)
Accretion recognized	776	174
Total liabilities - US GAAP	$27,649	$38,003

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	57
We’re building

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under FASB Accounting Standard Codification (“ASC”) No. 915, Development Stage Entities, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss
Cumulative from inception to December 31, 2009
Expenses
Amortization and accretion	$1,640
Exploration	66,174
General and administration	5,882
Management and directors fees	1,256
Professional and consulting fees	3,584
Research	300
Shareholders information	2,736
Stock-based compensation expense	6,589
Wages and subcontracting	5,122
Loss before other items	$(93,283)

Gain on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,733)
Foreign exchange gain	4,065
Net interest income and other	3,670
Loss before Income tax	(89,418)
Income tax	386
Loss after Income tax	$(89,032)

Earnings attributable to non-controlling interest	(3,305)
Deficit attributable to shareholders	$(92,337)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Notes to the Consolidated Financial Statements

58	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity
	Issue Price Per Unit	Shares	Shares		Warrants		Contributed Surplus	Deficit	Total
		(number)	($’000)		($’000)		($’000)	($’000)	($’000)
Balance - December 31, 2000 (from Inception)		$13,269,020	$146	$		$		$(30,820)	$(30,674)
Loss for the year		-	-					(691)	(691)
Special warrants exercised	0.15	1,636,666	-		-		-	-	-
Capitalization of debt owing to related parties		-	31,432					-	31,432
Stock option exercised	0.17	30,000	-					-	-
Warrants exercised	0.18	224,000	-					-	-
Balance - December 31, 2001		$15,159,686	$31,578	$		$		$(31,511)	$67
Income for the year		-	-		-		-	481	481
Stock option exercised	0.11	148,500	-		-		-	-	-
Warrants exercised	0.11	245,000	-		-		-	-	-
Special warrants exercised	0.15	980,000	-		-		-	-	-
Cancellation of escrow shares		(274,807)	-		-		-	-	-
Share consolidation (16:1)		(15,242,230)	-		-		-	-	-
Balance - December 31, 2002		1,016,149	31,578		-		-	(31,030)	548
Loss for the year		-	-		-		-	(404)	(404)
Private placement	0.10	5,000,000	-		-		-	-	-
Warrants exercised	0.13	137,450	-		-		-	-	-
Share entitlement correction		5	-		-		-	-	-
Balance - December 31, 2003		$6,153,604	$31,578		$-		$-	$(31,434)	$144

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	59
We’re building

Consolidated Statements of Changes in Shareholders’ Equity (continued)
	Issue Price Per Unit	Shares	Shares	Warrants	Contributed Surplus		Deficit	Total
		(number)	($’000)	($’000)	($’000)		($’000)	($’000)
Balance – January 1, 2004		$6,153,604	$31,578	$-	$-		$(31,434)	$144
Loss for the year		-	-	-	-		(5,392)	(5,392)
Warrants exercised		600,000	-	-	-		-	-
Shares issued in reverse takeover		40,000,000	46	-	-		-	46
Private placements	0.67	13,410,702	8,941	-	-		-	8,941
Stock-based Compensation		-	-	-	1,397		-	1,397
Stock options exercised	0.20	20,000	4	-	-	-		4
Fair value of options exercised		-	6	-	(6)		-	0
Warrants exercised	0.13	52,000	7	-	-		-	7
Balance - December 31, 2004		$60,236,306	$40,582	$-	$1,391		$(36,826)	$5,147
Loss for the year		-	-	-	-		(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-		-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-		-	3,349
Agents warrants		-	-	162	-		-	162
Share issue costs		-	(577)	-	-		-	(577)
Warrants exercised	0.14	4,243,550	585	-	-		-	585
Stock-based Compensation		-	-	-	1,354		-	1,354
Options exercised	0.22	40,000	9	-	-		-	9
Fair value of options exercised		-	5	-	(4)		-	1
Balance - December 31, 2005		$76,280,820	$44,285	$1,122	$2,741		$(44,223)	$3,925

Notes to the Consolidated Financial Statements

60	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)
	Issue Price Per Unit	Shares	Shares	Warrants	Contributed Surplus	Deficit	Total
		(number)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – January 1, 2006		$76,280,820	$44,284	$1,122	$2,741	$(44,2230)	$3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000
Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		$107,884,017	$65,258	$6,497	$6,973	$(67,445)	$11,283
Loss for the year		-	-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		$140,698,514	$105,841	$17,199	$6,745	$(78,557)	$51,228

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	61
We’re building

Consolidated Statements of Changes in Shareholders’ Equity (continued)
		Issue Price Per Unit	Shares	Shares	Warrants	Contributed Surplus	Deficit	Total
			(number)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – January 1, 2008			$140,698,514	$105,841	$17,199	$6,745	$(78,557)	$51,228
Income for the year			-	-	-	-	1,715	1,715
Warrants exercised		1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised			-	1,122	(1,122)	-	-	-
Options exercised		0.35	330,000	116				116
Fair value of options exercised			-	82	-	(82)	-	-
Stock-based Compensation			-	-	-	1,542		1,542
Contribution relating to funding obligation			-	-	-	69,380	-	69,380
Contribution relating to refundable deposit liability			-	-	-	1,387	-	1,387
Contribution relating to historical expenditure			-	-	-	10,377	-	10,377
Contribution relating to loans from non-controlling interest			-	-	-	22,361	-	22,361
Balance - December 31, 2008			$143,064,337	$109,611	$16,077	$111,710	$(76,842)	$160,556

Consolidated Statements of Changes in Shareholders’ Equity (continued)
	Issue Price Per Unit	Shares	Shares	Warrants	Contributed Surplus	Deficit	Non-controlling Interest	Total
		(number)	($’000)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – January 1, 2009		$143,064,337	$109,611	$16,077	$111,710	$(76,842)	$-	$160,556
Loss for the period attributed to shareholders		-	-	-	-	(15,495)	-	(15,495)
Profit for the period attributed to non-controlling interest		-	-	-	-	-	3,305	3,305
Options exercised	0.35	330,000	116					116
Fair value of options exercised		-	252	-	(252)	-	-	-
Stock-based Compensation		-	-	-	2,827	-	-	2,827
Contribution relating to loans from non-controlling interest		-	-	-	2,750	-	-	2,750
Balance – December 31, 2009		$143,394,337	$109,979	$16,077	$117,035	$(92,337)	$3,305	$154,059

Notes to the Consolidated Financial Statements

62	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows
Cash flows from operating activities
Loss for the period	$(89,032)
Items not affecting cash
Amortization and accretion	1,899
Fair value of special warrants	805
Accretion of special warrants liability	63
Gain on disposal of property, plant & equipment and construction in progress	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	11,593
Unrealized foreign exchange	(48)
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(386)
(71,084)

Special Warrants Liability payment	(406)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	1,015
Deposits and prepaids	1,145
Accounts payable and accrued liabilities	1,588
(68,259)
Cash flows from investing activities
Redemption of (investment in) short term deposits	(16,350)
Expenditure on capitalized development costs, net	(156,869)
Acquisition of property, plant and equipment	(3,958)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
(174,838)

Consolidated Statements of Cash Flows (continued)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	91,548
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Loans from non-controlling interest	46,799
249,352
Cash and cash equivalents - End of period	$6,255

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated financial statements were presented in accordance with US GAAP:

	December 31, 2009	December 31, 2008
Operating payables	652	981
Payables related to development cost of mineral properties	3,194	11,051
	3,846	12,032

g)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated financial statements were presented in accordance with US GAAP:

	Number of options	Weighted average fair value $
Non-vested – December 31, 2008*	4,296,667	0.63
Granted	2,985,000	0.31
Vested	(2,962,917)	0.58
Forfeited	(630,000)	0.49
Non vested – December 31, 2009	3,688,750	0.44

Notes to the Consolidated Financial Statements

2009 Baja Mining Annual Report	63
We’re building

*On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes the resultant change in fair value has been reflected in weighted average fair value of non-vested stock options as at December 31, 2008.

As a result of the stock option modification, incremental stock based compensation of approximately $1,390 was recorded for the period.

The intrinsic value of all outstanding stock options as at December 31, 2009 was estimated at $4,503 based on a closing share price of $0.77. The unrecognized stock based compensation (related to future services) at December 31, 2009 was estimated at $598 which is expected to be recognized over a weighted-average period of 0.54 years.

h)	New accounting pronouncements adopted under US GAAP

The Company has adopted the following new standards effective January 1, 2009:

i)	SFAS-168 (ASU 2009-1) “FASB Accounting Standards Codification”

In July 2009, U.S. GAAP switched to a completely new codification scheme aimed to simplify U.S. GAAP, however, it is not intended to change US GAAP. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and has been adopted by the Company in the 2009 annual consolidated financial statements.

ii)	FASB Accounting Standard Codification (“ASC”) No. 805, “Business Combinations” (“ASC 805”)

This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this Standard had no impact on the Company’s financial statements.

iii)	SFAS-160 (ASC Subtopic 805-20) “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company adopted this Standard effective January 1, 2009 and the effect of the adoption has been included and discussed under Note 17(a) above.

iv)	SFAS-165 (ASC Subtopic 855-10) “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. We have evaluated subsequent events through March 26, 2010, the date that these financial statements were issued.

v)	EITF 07-5 (ASC Topic 815) “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company adopted this Standard effective January 1, 2009 and determined that the adoption had no impact on the Company’s financial statements.

Notes to the Consolidated Financial Statements

64	2009 Baja Mining Annual Report
We’re building

Notes to the Consolidated Financial Statements
For the year ended December 31, 2009
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

i)	New accounting standards not yet effective under US GAAP

i)	SFAS-167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards will be effective for us beginning in the first quarter of fiscal 2010. The adoption of the new standards will not have an impact on our consolidated financial position, results of operations and cash flows.

ii)	Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

18.	SUBSEQUENT EVENTS

a)	On February 2, 2010, the Company paid the current portion of the special warrant liability of US$333 to CONANP (note 7(a)).

b)

On March 8, 2010, the Company filed a preliminary short form base shelf prospectus which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000.

c)

As mentioned in Note 13 (c) the Company’s Vancouver lease expires in September 2010. As such the Company has agreed to an office lease proposal at a new location subsequent to year-end. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”) equal to the tenant improvement allowance, estimated at $760, prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

Notes to the Consolidated Financial Statements

Corporate Information

Board of Directors		Management Team	Auditor
PricewaterhouseCoopers, LLP
		John Greenslade, P.Eng, M.Eng, LLB	Chartered Accountants
		President, CEO & Director	250 Howe Street
	C. Thomas Ogryzlo, P.Eng		Vancouver, British Columbia
		Michael Shaw, P.E.	Canada V6C 3S7
	Independent Director	Chief Operating Officer
Chair of the Board & Chair of the
	Compensation Committee	Rowland Wallenius, CA	Transfer Agent
		Chief Financial Officer	Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
		David Dreisinger, PhD, P.Eng	Vancouver, British Columbia
		Vice President – Metallurgy	Canada V6C 3B9

	John Greenslade, P.Eng, M.Eng, LLB	Kendra Low, BHK, MBA Candidate
	President, CEO & Director	Vice President – Administration	Issued Capital
		& Corporate Secretary	Shares Outstanding at December 31,
		Scott Britton, P.E	2009: 143 million
		General Manager – Mining	Fully Diluted at December 31, 2009: 181 million

Terry Hodson, P.Geo
	Robert Mouat	General Manager – Geology	Shareholder Relations
	Director		Kendra Low, VP Administration and
		Maria-Luisa Sinclair	Corporate Secretary
		Director of Human Resources	klow@bajamining.com

	Graham Thody, CA	Ron Hamm, P.E.
		Engineering Manager	Warrant Inquiries
	Independent Director		Diane Barley, Securities Administrator
	Chair of the Audit Committee	Mike Laflamme	dbarley@bajamining.com
Business Manager

	Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV	Thomas Glück, PhD
Manager – Process Technology
Independent Director
	Chair of the Nominating and Corporate	Connie Yee, MBA
	Governance Committee	Director of Information Technology

Baja Mining Corp.
Suite 2350 – 1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
T: 604.685.2323 F: 604.629.5228
BAJ: TSX

www.bajamining.com	Design: RedRocketCreative.com